Mail Stop 4561

August 30, 2006

VIA USMAIL and FAX (516) 684-1059

Mr. Thomas Wirth
Executive Vice President and Chief Financial Officer
Feldman Mall Properties, Inc.
1010 Northern Boulevard, Suite 314
Great Neck, NY 11021

> **Re:** **Feldman Mall Properties, Inc.**
> **Form 10-K for the year ended 12/31/2005**
> **Filed on 3/31/2006 and Amended on 4/6/2006**
> **Form 10-Q for the periods ended 3/31/2006 and 6/30/2006**
> **Filed on 5/10/2006 and 8/14/2006**
> **File No. 001-32365**

Dear Mr. Thomas Wirth:

We have reviewed your above referenced filings and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comment, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2006

Financial Statements and Notes

Note 12. Borrowings and Joint Venture with Kimco Realty Corp., page 20

1.   With respect to your contribution of real estate to your joint venture with Kimco
        Realty Corp., please address the following comments:
        • Explain to us how you calculated gain in this transaction.
        • Explain to us how your accounting for this transaction complies with
          paragraphs 30-31 and 36 of SOP 78-9.
        • Explain to us how you evaluated your continuing involvement with the
          property under SFAS 66 including, but not limited to, your retained ownership
          interest in, and management of, the joint venture and the buy-sell provisions
          of the agreement.

                                        *   *   *   *

        As appropriate, please respond to this comment within 10 business days or tell us
when you will provide us with a response. Please file your responses on EDGAR. Please
understand that we may have additional comments after reviewing your responses to our
comment.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosures in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosures, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a
statement from the company acknowledging that

    • the company is responsible for the adequacy and accuracy of the disclosures in
      the filings;

    • staff comments or changes to disclosures in response to staff comments do not
      foreclose the Commission from taking any action with respect to the filings; and

    • the company may not assert staff comments as a defense in any proceeding
      initiated by the Commission or any person under the federal securities laws of the

United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant